Exhibit 99.1

Mobilicom to Present at ThinkEquity Investor Conference

Shoham, Israel, Oct. 26, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, announces that Mobilicom CEO Oren Elkayam will be presenting at the 2022 ThinkEquity Conference in New York on Wednesday, October 26, 2022.

The ThinkEquity Conference will feature presentations from emerging leaders spanning the technology, artificial intelligence, big data, biotechnology, metals & mining, and oil & gas sectors. The conference is expected to attract more than 700 attendees.

Mobilicom’s presentation will include an update on its competitive position, growth strategy and market expansion, as well as future growth drivers. One-on-one meetings with CEO Oren Elkayam and Director of Finance Liad Gelfer are also available and can be scheduled via the registration link.

Event details:

Date: Wednesday, October 26, 2022
Location: The Mandarin Oriental Hotel, New York, NY
MOB presentation: 11:00 am (South Salon I room)
Register at https://www.meetmax.com/sched/event_84407/conference_register.html
For live webcasting, please register at: https://wsw.com/webcast/tep23/mob/1529508

Authorised for release by the Board of Mobilicom Limited.

-ENDS-

For more information on Mobilicom, please contact:

Tristan Everett
Media Relations
+61 403 789 096
tristan.everett@automicgroup.com.au

Aidan Brooksby
Investor Relations
+61 431 716 947
aidan.brooksby@automicgroup.com.au

Oren Elkayam
Mobilicom Ltd
oren.elkayam@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors please see - https://ir.mobilicom.com/
For Company please see - https://mobilicom.com/